December 29, 2022

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Delaying Amendment for Bio-Path Holdings, Inc. Registration Statement on Form S-1 File No. 333-269045

Ladies and Gentlemen:

Reference is made to the Registration Statement on Form S-1 (File No. 333-269045) filed by Bio-Path Holdings, Inc. on December 29, 2022 (the “Registration Statement”). Pursuant to Rule 473(c) of the Securities Act of 1933, as amended (the “Act”), the following delaying amendment, prescribed by Rule 473(a) of the Act, is hereby incorporated onto the cover page of the Registration Statement:

“The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission acting pursuant to said Section 8(a), may determine.”

Please contact William R. Rohrlich, II with Winstead PC at (281) 681-5912 with any questions or comments in connection with this delaying amendment.

BIO-PATH HOLDINGS, INC.

By:	/s/ Peter H. Nielsen
Peter H. Nielsen
President and Chief Executive Officer